UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

Wren, Inc.
(Name of Issuer)

Common Stock, $.001 par value
(Title of Class of Securities)

98215R 105
(CUSIP Number)

Jeff Jenson
1608 West 2225 South
Woods Cross, Utah 84087
(801) 295-3400
(Name, Address and Telephone Number of Person Authorized to
Receive Notices and Communications)

February 23, 2009
(Date of Event which Requires Filing of this Statement)

__________________________________________________________________________________________________

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), Rule 13d-1(f) or Rule 13d-1(g), check the following box. ☐

__________________________________________________________________________________________________

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7(b) for other parties to whom copies are to be sent.

__________________________________________________________________________________________________

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

__________________________________________________________________________________________________

CUSIP No. 98215R 105............................................................................................................
___________________________________________________________________________________ (1) Names of reporting persons....................................................................... Jeff D. Jenson

___________________________________________________________________________________
(2) Check the appropriate box if a member of a group (see instructions)......................
(a).........................................................................................................
(b).........................................................................................................

___________________________________________________________________________________ (3) SEC use only ......................................................................................
___________________________________________________________________________________ (4) Source of funds (see instructions) PF..............................................................
___________________________________________________________________________________ (5) Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e)....
___________________________________________________________________________________ (6) Citizenship or place of organization.............................................................

          United States of America

___________________________________________________________________________________
Number of shares beneficially owned by each reporting person with:.............................................................

____________________________________________________________ (7)Sole Voting Power. .....11,750,000...........................................................
____________________________________________________________ (8)Shared Voting Power. 0........................................................
____________________________________________________________ (9)Sole Dispositive Power .....11,750,000......................................................
____________________________________________________________ (10)Shared Dispositive Power 0...................................................
___________________________________________________________________________________ (11)Aggregate Amount Beneficially Owned by Each Reporting Person........11,750,000.....................
___________________________________________________________________________________ (12)Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)
___________________________________________________________________________________ (13)Percent of Class Represented by Amount in Row (11)..86.4%......................................

___________________________________________________________________________________
(14)Type of Reporting Person (See Instructions) HC, IN..................................................
.............................................................................................................................
.............................................................................................................................
.............................................................................................................................
.............................................................................................................................
.............................................................................................................................
.............................................................................................................................
.............................................................................................................................
.............................................................................................................................

Item 1. Security and Issuer

Common Stock

Wren, Inc.

1608 West 2225 South

Woods Cross, UT 84087

Item 2. Identity and Background

Name;

Jeff D. Jenson

Residence or business address;

1608 West 2225 South

Woods Cross, UT 84087

Present principal occupation or employment and the name, principal business and address of any corporation or other organization in which such employment is conducted;

Chief Executive Officer, Wren, Inc

1608 West 2225 South

Woods Cross, UT 84087

Member, Tryant, LLC

1608 W. 2225 S.

Woods Cross, UT 84087

Whether or not, during the last five years, such person has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) and, if so, give the dates, nature of conviction, name and location of court, any penalty imposed, or other disposition of the case;

None.

Whether or not, during the last five years, such person was a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws; and, if so, identify and describe such proceedings and summarize the terms of such judgment, decree or final order; and

None.

Citizenship.

United States of America

Item 3. Source and Amount of Funds or Other Consideration

Personal funds were used to purchase the shares.

Item 4. Purpose of Transaction

Mr. Jenson acquired his holdings of the Issuer's Common Stock for investment purposes.

Mr. Jenson has no plans or proposals of the type required to be disclosed by this Item 4 of Schedule 13D, except as disclosed below.

On February 24, Mr. Jenson filled a vacancy on board of directors and was subsequently elected President of the Company. Mr. Drummond, Wren, Inc.'s former President and director, then resigned as an officer and director of the Company.

Item 5. Interest in Securities of the Issuer.

11,750,000  (86.4%) shares of common stock

The shareholder has the sole power to vote all of the shares.

Item 6. Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer.

None

Item 7. Material to be Filed as Exhibits.

None

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

..................................................................................................................................... Date: 2/25/2009
..................................................................................................................................... Signature
..................................................................................................................................... /s/ Jeff D. Jenson

The original statement shall be signed by each person on whose behalf the statement is filed or his authorized representative. If the statement is signed on behalf of a person by his authorized representative (other than an executive officer or general partner of this filing person) , evidence of the representative's authority to sign on behalf of such person shall be filed with the statement, provided, however, that a power of attorney for this purpose which is already on file with the Commission may be incorporated by reference. The name and any title of each person who signs the statement shall be typed or printed beneath his signature.

Attention: Intentional misstatements or omissions of fact constitute Federal criminal violations (See 18 U.S.C. 1001).